Orckit Communications Reports 2010 First Quarter Results

TEL AVIV, Israel, May 5, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the first quarter ended March 31, 2010.

Revenues in the first quarter of 2010 were $1.6 million compared to $3.0 million in the previous quarter ended December 31, 2009 and $4.1 million in the comparable quarter last year. Net loss for the quarter ended March 31, 2010 was $6.1 million, or $(0.37) per share, compared to $6.9 million, or $(0.41) per share, for the previous quarter ended December 31, 2009 and $4.1 million, or $(0.45) per diluted share, for the first quarter of 2009.

Results for the quarter ended March 31, 2010 include other income of $1.6 million as a result of the sale of an equity investment. Results for the quarter ended March 31, 2009 include financial income of $3.0 million resulting from the repurchase of a portion of the Company's convertible subordinated notes. Adjustments related to the valuation of the conversion terms of the Company’s convertible subordinated notes resulted in financial expense of $317,000 in the quarter ended March 31, 2010, $594,000 in the quarter ended December 31, 2009 and $808,000 in the quarter ended March 31, 2009.

Key highlights:
-	Continue acquiring customers. Expanded and enhanced presence in Thailand, the Philippines, India and Germany.
-	Unveiled enhanced mobile backhaul portfolio;
-	Invested significant resources on research and development activities aimed at enhancing the CM-4000 suite of products; and
-
Closed a registered direct offering of our ordinary shares and warrants on April 1, 2010 that resulted in our receiving net proceeds of approximately $9.1 million. The financial statements presented as of and for the quarter ended March 31, 2010, do not include these proceeds or the additional securities issued by us.

Izhak Tamir, Chairman and President of Orckit, commented, “With improvement in the global economy and increased technology spending, we are optimistic about our business both in the short and long-term. With increased bandwidth demand coming from video, internet and mobile applications, network providers are now upgrading their existing networks with next-generation, packet-based networks. Given our years of experience in the global telecommunications industry, our relationships already in place and our presence in countries where there is a need and demand for our products and services, Orckit is well-positioned to take advantage of the opportunities that undoubtedly will present themselves."

Mr. Tamir concluded, “While our revenues were low in the first quarter, we are reiterating our statement that we are optimistic that our revenues will grow significantly in 2010, although there may be fluctuations in our revenues from quarter to quarter.”

Conference Call

Orckit Communications will host a conference call on May 5, 2010, at 9:00 a.m. EDT. The call can be accessed by dialing (877) 316-9044 in the United States and (706) 634-2329 internationally. Please utilize the code 66007581. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through June 5, 2010 at 11:59 p.m. at 1-800- 642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 66007581.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.
TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
March 31	December 31
2010	2009

Current assets:
Cash and short term marketable securities	$26,591	$31,427
Trade receivables	1,025	458
Other receivables	1,614	1,145
Inventories	3,046	2,702
	______	______
Total current assets	32,276	35,732

Long term marketable securities	15,089	15,916
Severance pay fund	3,387	3,294
Property and equipment, net	1,125	1,103
Deferred issuance costs, net	278	312
	______	______
Total assets	$52,155	$56,357
	======	======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$3,375	$4,454
Accrued expenses and other payables	8,401	6,976
Deferred income	1,266	1,371
	______	______
Total current liabilities	13,042	12,801

Long term liabilities :
Convertible subordinated notes	24,205	24,035
Adjustments due to convertible notes conversion terms	(1,754)	(2,039)
Convertible subordinated notes, net	22,451	21,996

Accrued severance pay and other	4,316	4,096
	______	______
	26,767	26,092

Total liabilities	39,809	38,893
Shareholders' equity	12,346	17,464
	______	______
Total liabilities and shareholders' equity	$52,155	$56,357
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ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)
	Three Months Ended
	March 31
	2010	2009

Revenues	$1,631	$4,109

Cost of revenues	1,223	2,456
	______	______
Gross profit	408	1,653

Research and development expenses, net	3,740	3,426

Selling, marketing, general and administrative expenses	4,048	4,276
	______	______
Total operating expenses	7,788	7,702
	______	______
Operating loss	(7,380)	(6,049)

Financial income (expenses), net	(30)	2,720
Adjustments due to convertible notes conversion terms	(317)	(808)
Total financial income (expenses), net	(347)	1,912

Other income	1,624	0
	______	______

Net loss	$(6,103)	$(4,137)
	======	======
Net loss per share - basic	$(0.37)	$(0.25)
	======	======
Net loss per share – diluted	$(0.37)	$(0.45)
	======	======
Weighted average number of shares outstanding - basic	16,582	16,414
	======	======
Weighted average number of shares outstanding - diluted	16,582	18,249
	======	======